FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Energy Ltd. ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

July 2, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on July 2, 2008.

Item 4.

Summary of Material Change

Tournigan Energy Ltd. appoints new President & CEO.

Item 5.

Full Description of Material Change

Tournigan announced that Dorian L. (Dusty) Nicol has been appointed as President, Chief Executive Officer and as a director of the company replacing Jim Walchuck, effective immediately. Mr. Walchuck has resigned from the Board of Directors but will remain as a strategic advisor to ensure an orderly transition.

Mr. Nicol is an exploration geologist and has over 30 years experience in mineral exploration and mine development.

Mr. Nicol has a B.Sc. in geology from M.I.T. and a Master’s Degree in Geology from Indiana University. He has wide international experience and is fluent in five languages. For eight years he worked for Queenstake Resources Inc. both as V.P. Exploration and later as President & CEO. Following Queenstake’s acquisition of the Jerritt Canyon mine in Nevada Mr. Nicol’s efforts led to the addition of over 1.5 million ounces of gold and the discovery of a new ore body on the property at Starvation Canyon. Most recently he has held the position of Executive V.P. - Exploration with Yukon-Nevada Gold Corp. Previous other positions held by Mr. Nicol were Latin America Manager for Canyon Resources; V.P. Exploration for Castle Exploration with programs in Central America and Africa and exploration positions with Exxon Minerals and Renisson Gold Fields in Papua New Guinea. He is a member of the American Institute of Professional Geologists and a Fellow of the Society of Economic Geologists.

Also today the directors of the company have granted the new President of the company 1,000,000 Incentive Stock Options of the capital stock of the company exercisable for up to a 5-year period at a price equal to the closing price of July 2, 2008. The options granted will vest after one year, an additional after 2 years and be fully vested after 3 years.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

Dorian (Dusty) Nicol, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 2nd day of July, 2008.